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Exhibit 99.2

SUMMARY

Our Company

        We are one of the world's largest theatrical exhibition companies and an industry leader in innovation and operational excellence. Over the course of our nearly 100 year history, we have pioneered many of the theatrical exhibition industry's most important innovations. We introduced Multiplex theatres in the 1960s and the North American stadium-seated Megaplex theatre format in the 1990s. Most recently, we revolutionized movie-going with the deployment of our theatre renovations featuring plush, powered recliner seating. Our growth has been driven by a combination of organic growth through reinvestment in our existing assets and through the acquisition of some of the most respected companies in the theatrical exhibition industry.

        As of June 30, 2016, we owned, operated or held interests in 386 theatres with a total of 5,334 screens primarily in the United States. If we complete both of the Acquisitions, we would own, operate or hold interests in 901 theatres and 10,508 screens as of June 30, 2016. Our theatres are predominantly located in major metropolitan markets, which we believe gives our circuit a unique profile and offers strategic and operational advantages. With operations in 34 states, approximately 41% of the U.S. population lives within 10 miles of one of our theatres. We operate productive theaters in the country's top markets and have #1 market share in the top three markets: New York, Los Angeles and Chicago. Our top five markets, in each of which we hold the #1 or #2 share position, are New York (45% share), Los Angeles (26%), Chicago (43%), Philadelphia (28%) and Dallas (30%). For the twelve months ended June 30, 2016, these five metro markets comprised 40% of our revenues and 37% of our attendance. Additionally we hold the #1 or #2 position by market share in our next five largest markets (San Francisco, Boston, Washington, D.C, Atlanta and Houston). Strategically, these markets and our theatres in them are diverse, operationally complex, and, in many cases, the scarcity of new theatre opportunities creates a significant competitive advantage for established locations against newcomers or alternative entertainment options.

        Our theatrical exhibition revenues are generated primarily from box office admissions and theatre food and beverage sales. We offer consumers a broad range of entertainment alternatives including traditional film programming, independent and foreign films, performing arts, music and sports. We also offer food and beverage alternatives beyond traditional concession items, including made-to-order meals, customized coffee, healthy snacks, beer, wine, premium cocktails and dine-in theatre options. The balance of our revenues is generated from ancillary sources, including on-screen advertising, fees earned from our AMC Stubs customer loyalty program, rental of theatre auditoriums, income from gift card and exchange ticket sales, and on-line ticketing fees.

        Approximately 200 million consumers have attended our theatres in each of the last five years.

        As a result of our ongoing focus to improve the quality of the movie-going experience, we continue to maintain leading top-box customer satisfaction scores of greater than 60% and industry leading theatre productivity metrics. Over the period from the beginning of 2011 to June 30, 2016, we have invested more than our most comparable peers and believe our investments are yielding higher rates of return. According to publicly available information for our most comparable peers, for the six month period ended June 30, 2016, our circuit led in revenues per patron ($15.11), food and beverage per patron ($4.82) admission revenues per screen (annualized) ($365,900) and admissions gross profit per screen (annualized) ($166,500). We believe that it is the quality of our theatre locations and our customer-focused innovation that continue to drive improved productivity per location (which we measure as increases in admissions revenues per screen relative to the industry and/or food and beverage revenues per patron).

        We continually upgrade the quality of our theatre circuit through substantial renovations featuring our seating concepts, acquisitions, new builds (including expansions), expansion of food and beverage offerings (including dine-in theatres), and by disposing of older screens through closures and sales. We are an industry leader in the development and operation of theatres.

        To ensure that we are an imaginative and bold innovator today and in the years ahead, we have established the following key priorities.

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  Through world-class marketing programs we plan to strengthen the bonds with our current guests and create new connections with potential guests, to drive more attendance and increase market share. Our focus is to capture guests' attention before they even leave their homes—by paying close attention to our brands, our loyalty program, and our communication with movie-goers via the internet, either directly or through social media;

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  We have a keen focus on the quality of on-screen presentation and programing content. We plan to continue investing in technical innovation that will allow us to enhance the consumer experience through premium formats such as IMAX®, Dolby Cinema™, 3D and other premium format offerings. Additionally, in recognizing the varied tastes of our guests we will continue to explore offerings of alternative content such as live concerts, sporting events, Broadway shows, opera and other non-traditional programming to provide incremental revenue;

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  We expect to quicken the pace of deploying our proven theatre innovations while simultaneously developing new concepts and initiatives that will elevate the movie-going experience at our theatres;

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  We are committed to deploying new technologies that will allow us to prosper and thrive even as consumers look to other ways to watch movies;

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  We plan for our growth to be driven through our guest-focused strategy and profitable acquisitions. We believe that acquisitions offer us additional opportunities to introduce our proven guest focused strategies to new movie-goers and will generate meaningful benefits to guests, associates, studio partners and our shareholders;

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  Studios, film makers and other institutions of the movie industry, whether in Hollywood or abroad, are valued partners with whom we must have cooperative and productive relationships; and

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  We will continue to motivate our associates by generating pride in their employment at AMC. Because so much of our guest satisfaction is determined by the service delivery of our theatre teams, taking good care of our associates should translate in turn to their taking good care of our guests.

        We believe that our size, reputation, financial performance, history of innovation, strong major market presence and highly productive theatre circuit positions us well for the future—a future where we believe the quality of the movie-going experience will drive long term, sustainable success. It is our belief that our innovation and guest-centered strategic focus can transform other theatre circuits as well, and as such, our future growth will also include strategic acquisitions. We are constantly improving the quality of the movie-going experience in ways that we believe will increase attendance and capture a greater proportion of total movie-going spending in order to maximize the economic potential of each customer visit, create sustainable growth and deliver shareholder value.

 The Transactions

        We refer to the (i) the consummation of the Acquisitions, (ii) the entry into the New Term Loans, (iii) the repayment of certain outstanding debt of Odeon/UCI, (iv) the entry into new committed credit facilities, if any, (v) the consummation of the offering of Dollar Notes and Sterling Notes and (vi) the payment of related fees and expenses as "the Transactions."

The Odeon Acquisition

        On July 12, 2016, we entered into a share purchase agreement (the "Odeon Share Purchase Agreement") to acquire the film exhibition business of Odeon and UCI Cinemas Holdings Limited ("Odeon/UCI") for total consideration of (i) cash in the amount of £375.0 million ($460.8 million), (ii) shares of our Class A common stock valued at £125.0 million ($153.6 million) and (iii) the repayment of indebtedness of approximately GBP £470.8 million ($578.6 million) (the "Odeon Acquisition").

        Odeon/UCI is a leading European cinema operator with 242 cinemas and 2,236 screens. Odeon/UCI operates in four major markets: the United Kingdom, Spain, Italy and Germany; and three smaller markets: Austria, Portugal, and Ireland. For the year ended December 31, 2015 and six months ended June 30, 2016, Odeon/UCI had revenues of £747.0 million ($1,142.0 million) and £367.0 million ($526.0 million), respectively. The closing of the Odeon Acquisition is subject to clearance by the European Commission and other customary closing conditions.

        We believe Odeon/UCI's European markets offer us considerable opportunity. Similar to the U.S. theatrical exhibition landscape in 2010, Europe's exhibition industry has experienced very little recent innovation. We believe we are uniquely positioned to leverage our proven theatre renovations, which include comfortable power recliners, enhanced food and beverage offerings and premium large format ("PLF") experiences, among others, to drive future growth and value. Odeon/UCI also provides us with a strong and scalable platform to pursue future domestic and international growth opportunities.

        Odeon/UCI transforms us from a domestic focused operator into an international operator with a presence in eight countries. The acquisition will further diversify our footprint by adding theatres with complementary global geographic and guest demographic profiles that strengthen the combined company's growth potential. We believe this diversification will result in a more balanced portfolio of theatres that is less dependent on certain genres of films and more exposed to the strong growth trends in the global box office.

        The combination of AMC and Odeon/UCI will make us the largest theatre operator in the world with 628 theatres and more than 7,500 screens in eight countries. We will be the #2 theatre operator in the United States, the #1 theatre operator in the UK & Ireland, Italy and Spain; the #2 theatre operator in Austria and Portugal; and the #4 theatre operator in Germany. We will have operations in four of the world's ten largest economies, including four of the five largest European economies (the United Kingdom, Spain, Italy and Germany). Additionally the combined company will become the largest global procurer in theatrical exhibition of film, food and beverage items, lighting and theatre supplies.

        The following table sets forth the sources and uses of funds for the Odeon Acquisition. Amounts in the table are estimates, and actual amounts may vary from the estimated amounts. The table assumes that the Odeon Acquisition is completed prior to the closing of the Carmike Acquisition.

Sources of funds (in thousands)		Uses of funds (in thousands)
Incremental term loans(1)	$500,000	Repay Odeon/UCI debt:
Senior Subordinated Notes due 2026(1)	535,000	Odeon Sterling Notes(4)	$377,000
Senior Subordinated Notes due 2024(2)	369,000	Odeon Floating Rate Notes(4)	219,000
AMC equity issued to Odeon/UCI sellers(3)	154,000	Cash consideration to Odeon/UCI sellers(5)	461,000
		Equity consideration to Odeon/UCI sellers(3)	154,000
		Cash to AMC balance sheet(6)	193,000
		Other cash needs(7)	23,000
		Incremental cash to Odeon/UCI balance sheet	67,000
		Transaction fees and expenses	64,000

Total sources of funds	$1,558,000	Total uses of funds	$1,558,000

(1)
If the Carmike Acquisition is completed prior to the Odeon Acquisition, we intend to use $150.0 million of the proceeds from $500.0 million in aggregate principal amount of incremental term loans the ("New Term Loans") and a portion of the proceeds from the $535.0 million in aggregate principal amount of Senior Subordinated Notes due 2026 the ("Dollar Notes") to finance the Carmike Acquisition. The remaining $350.0 million of proceeds from the New Term Loans and the remaining proceeds of the Dollar Notes would be drawn upon to finance the Odeon Acquisition. We would then also intend to use $142.0 million of other cash resources, all the proceeds from the £300.0 million in aggregate principal amount of Senior Subordinated Notes due 2024 ("Sterling Notes") and additional financing sources, which may include a combination of additional debt or equity financing and the proceeds of asset sales, or in the event those sources are not available, drawings under certain committed facilities up to an aggregate amount of $350.0 million to finance the Odeon Acquisition.

(2)
Represents £300.0 million principal amount of Sterling Notes, converted to U.S. dollars at the exchange rate as of October 19, 2016.

(3)
Pursuant to the terms of the Odeon Share Purchase Agreement the Company's Class A common stock to be issued to the Odeon/UCI sellers is valued at £125.0 million, subject to certain adjustments, which has been converted to U.S. dollars at the exchange rate as of October 19, 2016.

(4)
Represents £300.0 million of 9.00% Senior Secured Notes due 2018 (the "Odeon Sterling Notes") and €200.0 million of Senior Secured Floating Rate Notes due 2018 (the "Odeon Floating Rate Notes"), each converted to U.S. dollars at the applicable exchange rate between the U.S. dollar and pound sterling and the U.S. dollar and the euro as of October 19, 2016 and does not include any accrued, but unpaid interest, that may be payable on either the Odeon Sterling Notes or the Odeon Floating Rate Notes on the date of redemption. We currently anticipate the redemption prices for the Odeon Sterling Notes and the Odeon Floating Rate Notes to be 102.250% and 100.000%, respectively of the principal amounts outstanding and, as a result, the amount shown in the above table includes approximately $8.0 million in call premium related to the Odeon Sterling Notes.

(5)
Represents £375.0 million of cash consideration, converted to U.S. dollars at the exchange rate as of October 19, 2016.

(6)
The cash to AMC's balance sheet represents remaining proceeds that could be used to finance the Carmike Acquisition or other general corporate purposes in the event the Carmike Acquisition does not occur.

(7)
Includes approximately $10.0 million related to payments required under Odeon/UCI's existing long term incentive plans and approximately $13.0 million of transactions costs incurred by Odeon/UCI that will be reimbursed by us.

The Carmike Acquisition

        On July 24, 2016, we entered into an Amended and Restated Agreement and Plan of Merger (the "Carmike Merger Agreement") with Carmike Cinemas, Inc. ("Carmike") and Congress Merger Subsidiary, Inc. ("Merger Sub") as a result of which Carmike will be acquired by us (the "Carmike Acquisition" and together with the Odeon Acquisition, the "Acquisitions"). The Carmike stockholders will convene at a special meeting on November 15, 2016 to vote on approving and adopting the Carmike Merger Agreement.

        Carmike Cinemas, Inc., a Delaware corporation, is a U.S. leader in digital cinema, 3-D cinema deployments and alternative programming and is one of the nation's largest motion picture exhibitors. As of June 30, 2016, Carmike had 273 theatres with 2,938 screens in 41 states. The circuit includes 55 PLF auditoriums featuring state-of-the-art technology and luxurious seating, including 32 "BigDs," 21 IMAX auditoriums and two MuviXL screens. As "America's Hometown Theatre Chain" Carmike's primary focus is mid-sized communities.

        Our acquisition of Carmike would further increase and diversify our domestic footprint and would make us the #1 theatre operator in the U.S. By eliminating duplicative general and administrative services and leveraging scale, we believe the Carmike acquisition affords us approximately $35 million of cost synergies. Like Odeon/UCI, Carmike also offers us a unique opportunity to introduce our guest-focused strategic initiatives to millions of new movie-goers. Carmike's predominately non-urban southeast U.S. markets complement our urban northeast, midwest and west coast U.S. markets very well and should allow us to minimize the volatility in our box office results due to film genre attendance fluctuations. We intend to deploy a dual-brand strategy in the United States: one focused on theatres located in large urban areas and the other on mid-size and non-urban markets. We believe this dual-branding strategy will help set customer expectations and will organizationally allow us to preserve Carmike's existing low cost structure model.

        The Carmike Merger Agreement replaced in its entirety an Agreement and Plan of Merger among the parties dated March 3, 2016. If the Carmike Merger Agreement is approved and adopted by the Carmike stockholders and the other conditions to completion of the merger are satisfied or waived, including clearance by the United States Department of Justice following its review, Merger Sub will merge with and into Carmike with Carmike continuing as the surviving corporation and a wholly owned subsidiary of us.

        The Carmike Merger Agreement provides that, each outstanding share of Carmike common stock (except for certain excluded shares) will be converted into the right to receive $33.06 in cash without interest or 1.0819 shares of our Class A common stock. Each Carmike stockholder will have an opportunity to make an election to receive the cash consideration or to receive the stock consideration for each share of Carmike common stock they own. This election is subject to proration so that 70% of the total issued and outstanding shares of Carmike common stock will be converted into the right to receive the cash consideration and 30% will be converted into the right to receive the stock consideration.

        The following table sets forth the sources and uses of funds for the Carmike Acquisition. Amounts in the table are estimates, and actual amounts may vary from the estimated amounts. The table assumes that the Odeon Acquisition is completed prior to the closing of the Carmike Acquisition.

Sources of funds (in thousands)		Uses of funds (in thousands)
New Term Loans and/or Dollar Notes(1)	$193,000	Cash consideration to Carmike stockholders	$586,000
Rollover of Carmike Notes and capitalized loan obligations(2)	467,000	Equity consideration to Carmike stockholders	259,000
Other financing sources(3)	350,000	Rollover of Carmike Notes and capitalized loan obligations	467,000
AMC equity issued to Carmike shareholders(4)	259,000	Transaction fees and expenses	69,000
Cash from AMC balance sheet and other resources(5)	112,000

Total sources of funds	$1,381,000	Total uses of funds	$1,381,000

(1)
Represents the $193.0 million of proceeds applied as cash to AMC's balance sheet in the sources and uses table set forth above under "—The Odeon Acquisition." In the event the Carmike Acquisition is completed but the Odeon Acquisition is terminated or abandoned or in the event that the Carmike Acquisition is completed prior to the Odeon Acquisition, $505.0 million of the proceeds of the Dollar Notes would be used to finance the Carmike Acquisition. Additionally, in the event that the Carmike Acquisition is completed prior to the Odeon Acquisition, $150.0 million of the proceeds from the New Term Loans would be used to finance the Carmike Acquisition in lieu of other financing sources. In the event the Odeon Acquisition is terminated or abandoned, the aggregate proceeds of the Sterling Notes would be redeemed and the remaining $350.0 million of proceeds from the New Term Loans would not be drawn upon.

(2)
Carmike has $230.0 million aggregate principal amount of 6.00% Senior Secured Notes due 2023 (the "Carmike Notes") outstanding. On March 23, 2016, Carmike entered into a supplemental indenture to the Carmike Notes Indenture (as defined below) providing that the Carmike Acquisition would not constitute a change of control under the Carmike Notes Indenture which would require us to make an offer to repurchase the outstanding Carmike Notes. The Carmike Notes will remain outstanding following the Carmike Acquisition and we do not expect AMC or any of its current subsidiaries to guarantee the Carmike Notes.

(3)
In connection with the proposed Carmike Acquisition, we expect to draw upon additional financing sources, which may include a combination of additional debt and/or equity financing and the proceeds of asset sales, or to the extent those sources are not available, drawings under certain committed facilities up to an aggregate amount of $350.0 million.

(4)
Based on the share price of our Class A common stock as of October 19, 2016 and a fixed exchange ratio of 1.0819.

(5)
We may draw upon our Revolving Credit Facility in lieu of using cash from our balance sheet. As of June 30, 2016, we had $137.4 million of availability under our Revolving Credit Facility.

 Our Strategy

        Through most of its history, movie-going has been defined by product—the movies themselves. Yet, we believe long term significant, sustainable changes in the economics of the business and attendance patterns have been driven by improvements to the movie-going experience, not the temporary ebb and flow of product.

        We are committed to maintaining a leadership position in the exhibition industry by focusing on forward thinking initiatives for the benefit of our guests. Consistent with our history and culture of innovation, we believe our vision and relentless focus on our key priorities, which apply strategic and marketing components to traditional theatrical exhibition, will drive our future success.

        We plan to continue investing in our theatres and upgrading the consumer experience to take greater advantage of incremental revenue-generating opportunities, primarily through an array of improved and differentiated customer experiences. These experiences include greater engagement and loyalty through world class marketing, a keen focus on the quality of on-screen presentation and programming content, more and faster deployment of comfort and convenience and food and beverage initiatives, all while developing and utilizing new technologies across these platforms for the benefit of our consumers.

        Our focus on the following growth initiatives support our key strategic priorities:

        Greater Engagement & Loyalty—Utilizing world class marketing to strengthen the bonds with our current guests and create new connections with potential customers begins with our loyalty program, AMC Stubs®, which we believe is one of the most popular loyalty programs in the industry. AMC Stubs® is a customer loyalty program which allows members to earn rewards, receive discounts and participate in exclusive members-only offerings and services. In July 2016, we completed a national relaunch of our AMC Stubs® loyalty program featuring both a traditional paid tier called AMC Stubs Premiere™ and a new non-paid tier called AMC Stubs Insider™. Both programs reward loyal guests for their patronage of AMC Theatres. The AMC Stubs Insider™ tier rewards guests for simply coming to the movies, and benefits include free refills on certain food items, discount ticket offers, a birthday gift and 20 reward points earned for every dollar spent. For a $15 annual membership fee, AMC Stubs Premiere™ members enjoy express service with specially marked shorter lines at the box office and concession stand, free size upgrades on certain food and beverage items, discount ticket offers, a birthday gift, discounted online ticketing fees and 100 points for every dollar spent. Some of the rewards earned are redeemable on future purchases at AMC locations.

        As of June 30, 2016, prior to our national relaunch, we had 2,672,000 active member households in the AMC Stubs® program. Our AMC Stubs® members represented approximately 21% of our attendance during 2016 with an average ticket price 3% lower than our non-members and food and beverage expenditures per patron 2% higher than non-members. As of September 20, 2016, we had more than 4,000,000 active member households enrolled in both the AMC Stubs Premiere™ and AMC Stubs Insider™ programs, combined. New members are enrolling in the new AMC Stubs® program at a rate greater than 11 times the number of enrollments during the same period in 2015. We expect the number of active member households to reach 4,500,000 by the end of 2016 and to double over the next 24 to 36 months. We believe movie-goers want to be recognized and rewarded for attending our theatres and as a result, our new AMC Stubs® program is designed to strengthen guest loyalty, attract new guests and drive additional return visits. Our much larger database of identified moviegoers also provides us with additional insight into our customers' movie preferences, and this enables us to have both a larger and a more targeted marketing effort to support our Hollywood studio partners.

        Our marketing efforts are not limited to our loyalty program as we seek to improve our customer connections. Given the high degree of acceptance by consumers to interacting with companies through their website and apps, we are currently developing an all-new website and mobile application which we expect to unveil by the end of 2016. The new website and app are being designed to offer a more graphically rich interface, feature more robust content and improve functionality. We expect to provide users with an improved online experience where they can more easily find information about movies, theatres and amenities and seamlessly purchase tickets and concessions online.

        The competitive advantage of a robust and easy-to-use online and mobile presence combined with an effective loyalty program that provides better market intelligence to anticipate customer's future behavior should allow us to capture incremental share of both entertainment dollars and time.

        Quality of On-Screen Presentation and Programming Content—At its core, our business is a visual and aural medium requiring a keen focus on the quality of on-screen presentation and programing content to ensure success. PLF auditoriums generate our highest customer satisfaction scores, and we believe the investment in premium formats increases the value of the movie-going experience for our guests, ultimately leading to additional ticket revenue. To that end we are committed to investing in and expanding our offerings of the best sight and sound experiences through a combination of our partnerships with IMAX® and Dolby Cinema™ and the future development of our own proprietary PLF offering.

        IMAX® - IMAX® is one of the world's leading entertainment technology companies, specializing in motion picture technologies and presentations. IMAX® offers a unique end-to-end cinematic solution combining proprietary software, theater architecture and equipment to create the highest-quality, most immersive motion picture experience for which the IMAX® brand has become known globally. Top filmmakers and studios utilize IMAX® theaters to connect with audiences in innovative ways, and as such, IMAX's theater network is among the most important and successful theatrical distribution platforms for major event films around the world.

        As of June 30, 2016, we were the largest IMAX® exhibitor in North America, with 153 (3D enabled) IMAX® screens and a 44% market share. Each one of our IMAX® local installations is protected by geographic exclusivity, and as of June 30, 2016, our IMAX® screen count was 72% greater than our closest competitor. Based on the continued success of our IMAX® partnership, in June 2016, we announced an agreement to expand the number of IMAX® screens in our U.S. theatres to 185 by the end of 2019, further reinforcing our position as the largest IMAX® exhibitor in North America.

        Dolby Cinema™ at AMC - Dolby Cinema™ at AMC was introduced to AMC guests in May 2015, when we partnered with Dolby Laboratories, Inc., to unveil a premium cinema offering for moviegoers that combined state-of-the-art image and sound technologies with inspired theatre design and comfort. Dolby Cinema™ at AMC includes Dolby Vision™ laser projection and object-oriented Dolby Atmos® audio technology, as well as AMC's plush power reclining seats with seat transducers that vibrate with the action on screen.

        As of June 30, 2016, we operated 20 Dolby Cinema™ at AMC auditoriums and in August 2016 we announced the acceleration of our Dolby Cinema™ at AMC deployment. We expect to have 50 Dolby Cinema™ at AMC auditoriums operational by the end of 2016, and double that number, to 100, operational by the end of 2017, seven years ahead of our original deployment plan.

        AMC Proprietary PLF - We believe there is considerable opportunity to add a private label PLF experience to many of our locations, with superior sight and sound technology and enhanced seating as contrasted with our traditional auditoriums. This proprietary PLF auditorium is expected to offer an enhanced theatrical experience for movie-goers beyond our current core theatres, but may not carry the same price premium as IMAX® or Dolby Cinema™ at AMC. Therefore, it may be especially relevant in smaller or more price sensitive markets.

        The core of our business, historically and now, consists of Hollywood movies. If a movie is commercially available, it is likely to be playing at an AMC theatre today or tonight, because we schedule shows in the morning, afternoon and even at midnight or later, just to make sure it is convenient for our customers.

        Increasingly, we are playing movies and other content originating from more sources. We believe that as diversity grows in the United States, the ability to adapt and target programming for a fragmented audience will grow increasingly critical. We believe this is something we already do very well.

        For movies targeted at diverse audiences, we frequently experience attendance levels greater than our average, national market share. For example, we recently captured 63% market share of the 2015 Asian Pacific-titled movie Mojin: The Lost Legend. We produced a box office of $3.5 million and an average market share over 22% during the twelve months ended December 31, 2015 for films made for Hispanic audiences. Additionally, during the twelve months ended December 31, 2015, we exhibited 97 Bollywood movies in up to 77 theatres capturing an above average 33% market share and generating $15.5 million in box office revenues, according to data provided by Rentrak.

        Through AMC Independent™, we have also reached into the independent (or "indie") production and distribution community. Growing quickly, from its inception five years ago, we played 405 films (excluding community programming and film festivals) during the twelve months ended December 31, 2015 from this very creative community, generating $81 million in U.S. box office revenue.

        Open Road Releasing, LLC ("Open Road Releasing"), operator of Open Road Films, LLC ("Open Road Films"), our joint venture with another major exhibitor, is similarly undertaking an effort to grow our sources of content and provide access to our screens for content that may not otherwise find its way there. Open Road Films' 2015 release Spotlight won the Academy Award for Best Picture.

        Fathom Events ("Fathom") is another joint venture with several major exhibitors and is the recognized leader in the alternative entertainment industry, offering a variety of one-of-a-kind entertainment events in movie theaters nationwide that include live, high-definition performances of the Metropolitan Opera, the performing arts, major sporting events, music concerts, comedy series, Broadway shows, original programming featuring entertainment's biggest stars, socially relevant documentaries with audience Q&A and much more. We are working with Fathom to further broaden our programming options to appeal to even wider audiences.

        We believe we are a vital partner for Hollywood studios and for independent distributors because we generate more box office revenue per screen and provide stronger in-theatre and online promotional exposure for their movies. To that end, we are committed to working with our studio partners to further innovation, exchange ideas and discover mutually beneficial to expand movie-going. We are a content owner's highest quality revenue stream, because every customer pays every time they watch the content. Among all theatres, our venues are the most valuable to content owners, and we believe their product is never more productive than in one of our theatres.

        More and Faster Deployment of Guest Centered Growth Initiatives—Recognizing the success of our proven theatre innovations, we expect to quicken the pace of deployment while simultaneously leveraging new technology to develop new concepts and initiatives that will elevate the movie-going experience at our theatres.

        Recliner seating is the key feature of our theatre renovations. We believe that maximizing comfort and convenience for our customers will be increasingly necessary to maintain and improve our relevance. These renovations, in conjunction with capital contributions from our landlords, involve stripping theatres to their basic structure in order to replace finishes throughout, upgrade the sight and sound experience, install modernized points of sale and, most importantly, replace traditional theatre seats with plush, electric recliners that allow customers to deploy a leg rest and fully recline at the push of a button. The renovation process typically involves losing up to two-thirds of a given auditorium's seating capacity. For an industry historically focused on quantity, this reduction in seating capacity could be viewed as counter-intuitive and harmful to revenues. However, the quality improvement in the customer experience is driving a 40% to 60% increase in attendance at these locations in their first year post renovation. Our customers have responded favorably to the significant personal space gains from ample row depths, ability to recline or stretch their legs, extra-wide pillowed chaise and oversized armrests. The reseated theatres attract more midweek audiences than normal theatres and tend to draw more adults who pay higher ticket prices than teens or young children. We typically do not change ticket prices in the first year after renovation, however, in subsequent years we typically increase our ticket prices by amounts well in excess of price adjustments for our non-renovated theatres.

        As of June 30, 2016, we now feature recliner seating in approximately 130 theatres, including Dine-in-Theatres, totaling approximately 1,365 screens. By the end of 2016, we expect to convert an additional 500 screens to recliner seating with an additional 750 by the end of 2017.

        We are currently testing new recliner seat designs and innovations that will continue to provide guests with an improved level of comfort and convenience while optimizing the number of seats available for guests post renovation. Reducing the number of seats removed during renovation, would expand the number of theatres we could renovate, allowing us to introduce our guest centered amenities to more movie-goers.

        Rebalancing of the new supply-demand relationship created by recliner seating presents us two further opportunities to improve customer convenience and maximize operating results: open-source internet ticketing and reserved seating.

        Open-source internet ticketing makes our entire universe of seats (over 880,000), for all our show times, as available as possible, on as many websites and apps as possible. This is a significant departure from the years prior to 2012, when tickets to any one of our theatres were only available on one website. We most recently deployed new technology by partnering with Atom Tickets to allow guests to utilize Atom's mobile movie ticketing platform to purchase our tickets. Atom's technology allows movie-goers to check movie reviews and AMC show times, coordinate movie outings among friends while allowing them to pay separately, and pre-pay for concession items. Our tickets are currently on sale over the internet, either directly or through mobile apps, at our own website and app and Fandango®, Movietickets.com®, Flixster® and Atom Tickets. We believe increased online access is important because it captures customers' purchase intent more immediately and directly than if we wait for their arrival at the theatre box office to make a purchase. Carefully monitoring internet pre-sales also lets us adjust capacity in real time, moving movies that are poised to overperform to larger capacity auditoriums or more additional auditoriums, thereby maximizing yield.

        Reserved seating, at some of our busiest theatres, and now available at all of our Manhattan, New York City locations, allows our customers to choose a specific seat in advance of the movie. We believe that knowing there is a specifically chosen seat waiting for a show that promises to be a sellout is comforting to our customers, reduces anxiety around the experience and compels ticket purchases. We believe reserved seating will become increasingly prevalent to the point of being a prerequisite in the medium-term future.

        We believe the comfort and personal space gains from recliner seating, coupled with the immediacy of demand captured from open-source internet ticketing and the appeal of reserved seating make a powerful economic combination for us.

        The acceleration of initiative deployment also applies to food and beverage enhancements. To address recent consumer trends, we are expanding our menu of enhanced food and beverage products to include made-to-order drinks and meals, customized coffee, healthy snacks, premium beers, wine and mixed drinks and other gourmet products. We plan to invest across a spectrum of enhanced food and beverage formats, ranging from simple, less capital-intensive food and beverage design improvements to the development of new dine-in theatre options

        Leading the charge are our MacGuffins Bar and Lounges ("MacGuffins") which give us a fresh opportunity to engage our over-21 customers. We believe that few innovations have won over the adult movie goer more decisively than our full service bars featuring premium beers, wines and liquors. Extremely versatile in design with a significant impact on theatre economics, MacGuffins is our fastest growing idea in the enhanced food and beverage space. As of June 30, 2016, we offer alcohol in approximately 140 theatres and expect to increase that number to 160 by the end of 2016. We would like to install our MacGuffins concept in as many theatres as we can, and we will continue to work with state and local officials to expand the number of theatres with this appealing amenity. Due to our success in operating MacGuffins, we believe we can leverage our substantial experience when it comes to permitting, installing and commissioning these improvements.

        Coca Cola Freestyle® puts customers in charge with over 140 drink flavor options in a compact footprint. Our operational excellence and history of innovation rewarded us with first-mover advantage on this new technology, which, as of June 30, 2016, was deployed in 295 of our theatres. We anticipate completing the rollout of Coca Cola Freestyle® into nearly all of our theatres by the end of 2016, a year earlier than originally anticipated.

        Our commitment to participate in new technologies is evident in the recent testing of new food and beverage functionality for our current website and mobile app. In our reserved seat auditoriums, our innovative new service allows for advance online ordering of concession items with an advance ticket order that is then delivered to the guest's seat at a specified time of the guest's choosing. Initial results are encouraging, and we could expect a broad rollout of this innovation over the next three to nine months.

        The successful implementation of these initiatives has resonated with our guests and led to increases in ticket sales, revenue, cash flow and shareholder value. We believe that focusing on improving the guest experience offers universal appeal whether domestically or internationally, and as such, we intend to leverage our organic growth through strategic acquisitions like Carmike and Odeon/UCI for the benefit of millions of new AMC movie-goers.

        We believe significant financial opportunities exist in our portfolio of current and future theatres as we have a substantial pipeline of investments to exploit that offer incremental attendance-generating and revenue-generating prospects. By deploying building-by-building solutions from a proprietary menu of proven, customer-endorsed comfort and convenience, enhanced food and beverage, and premium sight and sound concepts, we believe we have the formula for sustained growth and success for many years to come.

Our Competitive Strengths

        We believe we have the following competitive strengths:

        Leading Market Share in Important, Affluent and Diverse Markets—Across the country's three biggest metropolitan markets—New York, Los Angeles and Chicago, representing 19% of the country's total box office—we hold a 36% combined market share. We have theatres located in 24 of the top 25 U.S. markets, holding the #1 or #2 position in 21 of those markets based on box office revenue. On any given weekend, approximately one third of the top ten theatres for the #1 opening movie title in the United States are AMC theatres, according to data provided by Rentrak. We believe our strong presence in these top markets makes our theatres highly visible and therefore strategically more important to content providers, who rely on the large audiences and marketing momentum provided by major markets to drive opinion-making and deliver a movie's overall box office results.

        Our customers are concentrated in major metropolitan markets and are generally more affluent and culturally diverse. There are inherent complexities in effectively and efficiently serving them. In some of our more densely populated major metropolitan markets, there is also a scarcity of attractive retail real estate opportunities. Taken together, these factors solidify our market share position. Further, our history and strong presence in these markets have created a greater opportunity to introduce our enhanced customer experience concepts and exhibit a broad array of programming and premium formats, all of which we believe drive higher levels of attendance and higher revenues at our theatres.

        Well Located, Highly Productive Theatres—Our theatres are generally located in the top retail centers across the United States. We believe this provides for long-term visibility and higher productivity, and is a key element in the success of our Enhanced Food and Beverage and More Comfort and Convenience initiatives. Our location strategy, combined with our strong major market presence and our focus on a superior customer experience, enable us to deliver industry-leading theatre-level productivity. During the twelve months ended December 31, 2015, six of the ten highest grossing theatres in the United States were AMC theatres, according to data provided by Rentrak. During the same period our average total revenues per theatre were $7.7 million. This per unit productivity is important not only to content providers, but also to developers and landlords, for whom per location and per square foot sales numbers are critical measures. The net effect is a close relationship with the commercial real estate community, which gives us first-look and preferred tenant status on emerging opportunities.

        Selectively Participating in a Consolidating Industry—Throughout the last two decades, AMC has been an active participant in our industry's consolidation. In that span, we have acquired and successfully integrated Loews, General Cinema, Kerasotes, select operations of Rave Digital Media and Rave Review Cinemas, and in 2015 acquired SMH Theatres, Inc. ("Starplex Cinemas"). We intend to selectively pursue acquisitions in the United States and internationally where the characteristics of the location, overall market and facilities further enhance the quality of our theatre portfolio. The Odeon/UCI and Carmike Acquisitions are in furtherance of this strategy.

        Additionally, our focus on improving the customer experience and our strong relationships with landlords and developers have provided opportunities to expand our footprint in existing markets by acquiring competitors' existing theatres at the end of their lease term at little or no cost. We believe that our More Comfort and Convenience and Enhanced Food and Beverage concepts have high appeal to landlords wanting to increase traffic and sales in their retail centers. These "spot acquisitions" have given us the ability to bolster our presence in existing markets at relatively low cost and more quickly (weeks, months) as compared to new builds (months, years).

        Substantial Operating Cash Flow—For the year ended December 31, 2015, December 31, 2014, and December 31, 2013, our net cash provided by operating activities totaled $467.6 million, $297.3 million, and $357.3 million, respectively. We believe that our strategic initiatives, highly productive theatre circuit and continued focus on cost control will enable us to generate sufficient cash flow provided by operating activities to execute our strategy, to grow our revenues, maintain our facilities, service our indebtedness and pay dividends to our stockholders.

        Experienced and Dynamic Team—Our senior management team, led by Adam Aron, President and Chief Executive Officer, has the expertise that we believe will be required to transform movie-going from a commodity to a differentiated entertainment experience. A dynamic and balanced team of executives combines long-tenured leaders in operations, real estate and finance who contributed to building AMC's hard earned reputation for operations excellence with creative entertainment and restaurant industry executives in marketing, programming and food and beverage who bring to AMC business acumen and experience that support innovation in theatrical exhibition.

        Our senior management team has experience operating both domestic and international theatres, having at one time operated more than 100 theatres with more than 1,200 screens in 11 countries outside of the United States.

        In July 2013, we relocated our Theatre Support Center to a new, state-of-the-art facility in Leawood, Kansas. With a technology platform that provides for real-time monitoring of AMC screens across the country and a workplace conducive to collaboration and teamwork, our management team has the organization well aligned with its strategy.

        Furthermore, we believe that our people, the nearly 21,300 AMC associates, constitute an essential strength of our Company. They strive to make movie-going experiences at AMC always a treat. Our auditoriums offer clear and bright projection, our food is hot and our drinks are cold. Our doors, lobbies, hallways and bathrooms are clean and we select and train our people to make smiles happen. We create events and want our customers to always feel special at an AMC theatre. This is an experience delivered almost 200 million times a year.

        Over the past five years, we have enhanced the quality and increased the variety at our food and beverage stands, introduced in-theatre dining options in many markets, launched our industry-leading loyalty program, AMC Stubs, and in 2015 achieved our Company's highest ever overall ratings for top-box customer satisfaction. We feel like this is only the beginning.

        Key Strategic Shareholder—In August 2012, we were acquired by Dalian Wanda Group Co. ("Wanda"), one of the largest, privately-held conglomerates in China and post the initial public offering Wanda remains our single largest shareholder with a 77.85% ownership stake. In addition to its core business as a prominent developer and owner of commercial real estate, Wanda also owns related businesses in entertainment, hospitality and retail. Wanda is the largest theatre exhibition operator in China through its controlling ownership interest in Wanda Cinema Line. The combined ownership and scale of AMC and Wanda Cinema Line, has enabled us to enhance relationships and obtain better terms from important food and beverage, lighting and theatre supply vendors, and to expand our strategic partnership with IMAX® and Dolby®. When our scale and Wanda's growth are taken into account, we believe AMC is the most efficient and effective partner a content owner has. Wanda is controlled by its chairman, Mr. Jianlin Wang.

The Industry

  Domestic

        Movie-going is embedded in the American social fabric. For over 100 years people young and old, of all races and socio-economic levels, have enjoyed the entertainment that motion pictures offer.

        In the United States, the movie exhibition business is large, stable and mature. While in any given calendar quarter the quantity and quality of movies can drive volatile results, box office revenues have generally advanced from 2011 to 2015. 2015 was the industry's best ever, in terms of revenues, with box office revenues of $11.1 billion, an increase of 7.6% from 2014 with over 1.3 billion admissions in the U.S. and Canada. Through September 30, 2016, North American box office revenues were $8.6 billion, an increase of 4.3% from the same period in 2015.

        The movie exhibition business has survived the booms and busts of economic cycles and has adapted to myriad changes in technology and customer behavior. There is great value for the entertainment dollar in movie-going, and no replacement has been invented for the escape and fun that a night at the movies represents.

        We believe the exhibition business is in the early stages of a transition. After decades of economic models driven by quantity (number of theatres, screens and seats), we believe it is the quality of the movie-going experience that will define future success. Whether through enhanced food and beverage options (Food and Beverage Kiosks, Marketplaces, Coke Freestyle, MacGuffins or Dine-in Theatres), more comfort and convenience (recliner seating, open-source internet ticketing, reserved seating), engagement and loyalty (AMC Stubs, open-source internet ticketing, mobile apps, social media) or sight and sound (digital projectors, 3D, Dolby Cinema™ at AMC Prime, other PLF screens or IMAX®), it is the ease of use and the amenities that these innovations bring to customers that we believe will drive sustained profitability in the years ahead. Based on information obtained from Rentrak, we believe that the four largest exhibitors, in terms of U.S./Canada box office revenue (Regal Entertainment Group, AMC Entertainment Inc., Cinemark Holdings, Inc. and Cineplex Inc.) generated approximately 61% of the box office revenues in 2015. This statistic is up from 35% in 2000 and is evidence that the theatrical exhibition business in the U.S./Canada have been consolidating.

  International

        Movie-going is a popular leisure activity with high penetration across Odeon/UCI's key geographies. Theatre appeal has proven resilient to competition for consumer's leisure spending and to recessionary periods and we believe we will continue to benefit from increased spending across Odeon/UCI's markets, particularly in Spain. The European market lags the U.S market across a number of factors, including annual spend per customer, number of IMAX screens and screens per capita that cause us to believe that the deployment of our customer initiatives will be successful in this market.

        While in any calendar year the quantity and quality of movies can drive results, theatre attendance has increased since 2012 across Odeon/UCI's key geographies. Additionally, international markets have become increasingly important. The percentage of total box office revenues attributable to international markets increased from 69% in 2012 to 72% in 2015 and is expected to continue to increase to 75% by 2019. U.S. films generate the majority of the box office in Europe, but movie-goers in specific geographies welcome locally produced films with local actors and familiar story lines which can mitigate film genre attendance fluctuations. Going forward, we believe we will see positive growth in theatre attendance as we deploy our proven guest centered innovations like recliner seating, enhanced food and beverage offerings and premium large format experiences throughout Odeon/UCI's markets.

 Risks Related to Odeon/UCI

Odeon/UCI's results of operations fluctuate on a seasonal basis.

        Odeon/UCI's revenues have historically been seasonal, coinciding with the timing of releases of films by the major distributors. Generally, the most successful films have been released during holiday periods, especially summer and the period from late-November to year-end. The unexpected emergence of a successful film during other periods or the failure of an expected success at a key time could alter this seasonality trend. The timing of film releases can have a significant effect on the results of Odeon/UCI's operations, and the results of one quarter are not necessarily indicative of results for the next quarter or for the same period in the following year.

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  Odeon/UCI anticipates seasonality, but unexpected events can have a significant impact on its cash flow, as it is subject to events beyond Odeon/UCI's control, such as distribution release schedules, weather conditions and competing events.

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  Title by title success of films at the box office can be highly unpredictable. Unexpected results may disrupt Odeon/UCI's projected cash flow significantly.

In addition, certain weather conditions or forecasts thereof can reduce the number of people who go to the cinema. During times of extreme weather conditions, such as winter snow storms, summer heat waves or road closures or reduced public transit availability, the number of people who decide to go to the cinema could reduce significantly.

Odeon/UCI is subject to risks related to the quality and availability of the film slate.

        The overall success of Odeon/UCI is highly dependent on the quality of the distributors' film slates, the timeliness of their release and the appeal of such films to its customers. If film distributors do not produce the level of expected films, or films underperform, there is a direct impact on cinema attendance and, therefore, the principal box office revenue for Odeon/UCI may decline. Economic factors in terms of the availability of capital for financing film productions can also have an impact on the supply of films and/or their production.

Odeon/UCI is subject to risks related to other leisure activities and social habits.

        Odeon/UCI competes with other film delivery methods and other leisure activities and social habits. Any decrease in the quality of the services Odeon/UCI offers could result in the loss of Odeon/UCI's customers to other leisure or entertainment attractions. An increase in the popularity of alternative film delivery methods and other leisure activities and social habits could reduce attendance at Odeon/UCI's theatres and materially adversely affect its business and results of operations.

Odeon/UCI may not realize expected benefits from its cost reduction initiatives.

        In order to improve the efficiency of Odeon/UCI's operations, it has implemented and continues to implement certain cost reduction initiatives, including headcount reductions and strict control of wage increases. Odeon/UCI cannot assure you that it will realize the full level of expected cost savings or improve its operating performance as a result of its past, current and future cost reduction activities. Odeon/UCI also cannot assure you that its cost reduction activities will not adversely affect its ability to retain key employees, the significant loss of whom could adversely affect its operating results. Further, as a result of its cost reduction activities, Odeon/UCI may not have the appropriate level of resources and personnel to operate the business effectively in varying market conditions.

        Odeon/UCI may be subject to significant cost increases beyond its control, such as increases resulting from statutory minimum wage requirements, film rental costs, energy prices or the cost of its goods sold.

Odeon/UCI is subject to risk related to its leases.

        Periodically, Odeon/UCI's leases are subject to rent review and its rent may be increased according to prevailing market rates, inflation or other contractual conditions. Rent increases may adversely affect Odeon/UCI's earnings. Certain of Odeon/UCI's leases permit the landlord to terminate the lease if there is a default under the lease, including, for example, Odeon/UCI's failure to pay rent, utilities and applicable taxes in a timely fashion or to maintain certain insurance. If a landlord were to terminate its lease, it would halt Odeon/UCI's operations at that cinema and could have a negative impact on Odeon/UCI's financial condition and results of operations. In addition, any disputes that may result from such a termination may be expensive to pursue and may divert money and management's attention from Odeon/UCI's other operations and adversely affect its financial condition and results of operations.

        If Odeon/UCI decides to close certain facilities, it would still be obligated to perform its obligations under the lease for those facilities. The land for the majority of Odeon/UCI's cinemas is under long-term leases that are not cancellable except in limited circumstances. In most of these leases, Odeon/UCI is not permitted to cancel the lease if it closes its operations at the cinema because it is not profitable. Odeon/UCI expects additional cinemas that it may acquire in the future to be subject to similar long-term, non-cancellable leases. If Odeon/UCI decides to close an existing or future cinema, it may nonetheless be committed to perform its obligations under the applicable lease which would include, among other things, payment of the base rent for the balance of the lease term, which would reduce its profitability and limit its ability to expand in other locations.

        Odeon/UCI leases the land for certain of its cinemas pursuant to operating leases with third parties. At the end of the lease term and any renewal period for a cinema, Odeon/UCI may be unable to renew the lease without substantial additional cost, if at all. If Odeon/UCI is unable to renew its leases, it may be forced to close or relocate a cinema, which could subject it to construction and other costs and risks, and could have a material adverse effect on its business and results of operations. For example, closing a cinema, including during the time of relocation, will reduce the sales that the cinema would have contributed to its revenues. Additionally, the revenues and profit, if any, generated at a relocated cinema may not equal the revenues and profit generated at the existing cinema. Odeon/UCI also faces competition for suitable sites for new cinema. As a result, it may not be able to secure or renew leases for adequate sites at acceptable rent levels.

Work stoppages and other labor problems could negatively impact Odeon/UCI's future profits.

        Some of Odeon/UCI's employees are represented by labor unions and labor councils and more may be in the future. A lengthy strike or collective bargaining negotiation at one or more cinemas or one or more territory or other work stoppage at one or more of Odeon/UCI's cinemas could have an adverse effect on its business and results of operations. The impact of this potential union and collective bargaining activity is undetermined and could negatively impact its profits.

Potential liabilities arising from theft, misuse or loss of film reels, digital hard drives or other delivery methods could adversely affect Odeon/UCI's results of operations.

        Odeon/UCI does not own the intellectual property rights for the films which are stored on the film reels, digital hard drives or other delivery methods which it uses in its cinemas. As a result, a breach of security, employee fraud or technical failure which results in the theft, misuse or loss of a film reel, digital hard drive or other delivery method, as well as the contents therein, could make Odeon/UCI vulnerable to liability for theft of film content, and consequently, to claims for damages by film distributors for such theft, misuse or loss.

Changes in privacy laws could adversely affect Odeon/UCI's ability to market its products effectively.

        Odeon/UCI's cinemas rely on a variety of direct marketing techniques, including email marketing. Any expansion on existing and/or new laws and regulations regarding marketing, solicitation or data protection could adversely affect the continuing effectiveness of its email and other marketing techniques and could result in changes to its marketing strategy. If this occurs, Odeon/UCI may not be able to develop adequate alternative marketing strategies, which could adversely impact its attendance levels and revenues.

Fluctuations in exchange rates may adversely affect Odeon/UCI's results of operations.

        Odeon/UCI's reporting currency is in pounds, but the results of operations and the financial position of its Continental Europe operations are reported in euros and then translated into pounds at the applicable exchange rates for inclusion in its consolidated financial statements. Odeon/UCI's financial results are impacted by currency fluctuations between the pound and the euro. Moreover, a change in the concentration of its business activities could result in an increased effect of exchange rates on its financial position and results of operations. As Odeon/UCI's Continental European business continues to grow, it exacerbates this risk. Odeon/UCI does not currently hedge against foreign currency exchange rate risk on its earnings. Instead, Odeon/UCI currently hedges against currency risk, generally, by keeping its debt and earnings in proportion to their respective currencies. There is no assurance that Odeon/UCI will, in the future, be successful in hedging its foreign exchange risk.

Odeon/UCI is subject to taxation which is complex and often requires it to make subjective determinations.

        Odeon/UCI is subject to many different forms of taxation including but not limited to income tax, withholding tax, value added tax, stamp duty and social security and other payroll related taxes. The U.K. tax law and administration is complex and often requires Odeon/UCI to make subjective determinations. The tax authorities may not agree with the determinations that are made by Odeon/UCI with respect to the application of tax law. Such disagreements could result in lengthy legal disputes and, ultimately, in the payment of substantial amounts for tax, interest and penalties, which could have a material effect on Odeon/UCI's results.

Odeon/UCI is exposed to risks in connection with the funding of its pension commitments.

        Odeon/UCI operates the Optima 2 Pension Scheme (the "UK DB Plan"), which is a UK defined benefit pension arrangement. The UK DB Plan is closed to both new members and further benefit accrual.

        The last actuarial valuation for funding purposes was carried out for the UK DB Plan as at 31 December 2012, which calculated the UK DB Plan as having a buy-out deficit of £22,700,000. The UK DB Plan was calculated as having a scheme-specific funding deficit of £5,000,000 as at 31 December 2014. Contributions to the UK DB Plan are payable in accordance with the schedule of contributions and the recovery plan which are separately in place in respect of the UK DB Plan and which are revised from time to time.

        Should a wind-up trigger or insolvency event occur in relation to the UK DB Plan, the buy-out deficit will become due and payable by the plan's sponsoring employer. This debt would rank as an unsecured claim against the sponsoring employer in the plan if it became insolvent. However, there is also currently a guarantee in place for the UK DB Plan under which United Cinemas International (UK) Limited guarantees the funding obligations owed to the UK DB Plan by the plan's sponsoring employer, up to the plan's buy-out deficit. The trustees could therefore call on this guarantee in an insolvency.

        The funding obligations owed to the UK DB Plan are financed predominantly through externally invested pension plan assets via externally managed funds and insurance companies. Deterioration in Odeon/UCI's financial condition could lead to an increased funding commitment to the UK DB Plan and a strengthening of the regulatory funding regime could increase requirements for cash funding, demanding more financial resources to meet governmentally mandated pension requirements.

The Pensions Regulator in the United Kingdom has the statutory power in certain circumstances to issue contribution notices or financial support directions which, if issued, could result in significant liabilities arising for Odeon/UCI.

        If it satisfies several prescribed statutory tests, the Pensions Regulator may issue a contribution notice or financial support direction to any employer in the UK DB Plan or any person who is connected with or is an associate of any employer in the UK DB Plan. This would require that person to provide funding or put in place other financial support for the UK DB Plan.

        The terms "associate" and "connected person" are widely defined and could cover Odeon/UCI's significant shareholders and others deemed to be shadow directors. Following completion of the Odeon Acquisition and for up to six years after any disposal by us of Odeon/UCI, we will fall within the scope of the Pension Regulator's powers for the purposes of the UK DB Plan.

Risks Related to the Acquisitions

This offering is not conditioned upon the closing of the Acquisitions, and there can be no assurance that either or both Acquisitions will be completed on the terms described herein, or at all.

        Although we currently expect the Odeon Acquisition and Carmike Acquisition to each close, subject to regulatory approvals, customary closing conditions and the approval by the stockholders of Carmike in the case of the Carmike Acquisition, there can be no assurance that the Odeon Acquisition or the Carmike Acquisition will be completed in accordance with the anticipating timing or at all. The U.S. Department of Justice or other regulatory agencies may refuse to approve the Acquisitions or seek to make their approval subject to compliance with unanticipated or onerous conditions. These conditions could have the effect, among other things, of imposing significant additional costs, limiting our revenues, requiring divestitures of material assets or imposing other operating restrictions, any of which may reduce the anticipated benefits of, or prevent the completion of, the Acquisitions. This offering is not conditioned on the closing of either Acquisition, and there can be no assurance that the proposed Acquisitions will be completed on the terms described herein, or at all. Further, it is possible that we complete one of the Acquisitions without completing the other. If these Acquisitions and the integration of the companies' respective businesses are not completed within the expected timeframe, such delay may materially and adversely affect the synergies, cost reductions and other benefits that we expect to achieve as a result of the Acquisitions and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Acquisitions.

        In the event, the Odeon Acquisition is not completed on or prior to the Odeon Acquisition Deadline, we will be required to redeem the Sterling Notes at a redemption price equal to the applicable offering price of such notes plus accrued and unpaid interest to, but not including, the redemption date. In the event, neither the Odeon Acquisition nor the Carmike Acquisition is completed on or prior to June 30, 2017, we will be required to redeem the Dollar Notes at a redemption price equal to the offering price of the Dollar Notes plus accrued and unpaid interest to, but not including, the redemption date.

        As a result, if either the Odeon Acquisition or the Carmike Acquisition occurs, the Dollar Notes will remain outstanding, even if the other Acquisition does not occur. If the Odeon Acquisition does not occur, the Sterling Notes will be redeemed.

We may be required to make material divestitures in order to receive regulatory clearance to complete the Carmike Acquisition.

        To receive antitrust clearance for the Carmike Acquisition, we expect to commit to make theater divestitures in certain geographical markets where there is overlap between the market served by our theatres and those of Carmike. To a more limited extent, we may also be required to make theatre divestitures in connection with the Odeon Acquisition. In addition, to complete the Carmike Acquisition, we may be required to commit to substantially alter our relationship with and/or ownership level in certain non-theatre joint-venture assets, including through divestitures. Although no final resolution has been reached regarding potential divestitures, which is subject to ongoing discussions, the theatre and non-theatre divestitures we could be required to make may be material. Although we would expect to receive proceeds from any such divestitures, the amounts we would receive may be less than the value we currently place on these assets, resulting in less proceeds than we otherwise would have anticipated that would be available to reinvest in our business, repay debt or use for other purposes. In addition, material divestitures may reduce materially the cash flows that would otherwise be generated by those assets to service our debt, including the notes.

If the Acquisitions do not occur, we will not benefit from the expenses we have incurred in the pursuit of the Acquisitions.

        We have incurred substantial legal, accounting, financial advisory and other costs and our management has devoted considerable time and effort in connection with the Acquisitions. If either of the Acquisitions is not completed, we will bear certain fees and expenses associated with that transaction without realizing the benefits of the Acquisition. The fees and expenses may be significant and could have an adverse impact on our results of our operations.

We may not realize the expected benefits of the Acquisitions because of integration difficulties and other challenges.

        The success of the Acquisitions will depend, in part, on our ability to realize the anticipated synergies and cost savings from integrating the Carmike and Odeon/UCI businesses with our existing business. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of the Carmike and Odeon/UCI business include, among others:

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  difficulties in integrating the Acquisitions into our management and reporting structure;

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  unanticipated changes in applicable laws and regulations;

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  failure to retain key employees;

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  failure to retain customers;

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  diversification of our management's attention away from other business concerns;

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  the possibility that the acquired businesses may not achieve the projected levels of revenue, profitability or productivity;

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  the impact of the Acquisitions on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

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  unanticipated issues, expenses and liabilities.

        We may not be able to overcome these or other challenges, and the Acquisitions may have a material adverse effect on our business and results of operations.

We are currently subject to class action lawsuits relating to the Carmike Acquisition and may be subject to additional class action lawsuits, which could materially adversely affect our business, financial condition and operating results and could delay or prevent the Carmike Acquisition.

        We and our directors and officers are subject to class action lawsuits relating to the Carmike Acquisition and other additional lawsuits may be filed. Such litigation is very common in connection with acquisitions of public companies, regardless of any merits related to the underlying acquisition. While we will defend against any actions vigorously, the costs of the defense of such lawsuits and other effects of such litigation could have an adverse effect on our business, financial condition and operating results.

Failure to complete, or significant delays in completing, the Acquisitions could negatively affect our future business and financial results.

        Completion of either of the Acquisitions is not assured and is subject to risks, including the risks that approval of the Carmike Acquisition by the Carmike stockholders or approval of the Acquisitions by governmental agencies is not obtained or that other closing conditions are not satisfied. If the Acquisitions are not completed, or if there are significant delays in completing the Acquisitions, our future business and financial results could be negatively affected, and be subject to several risks, including the following:

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  negative reactions from the financial markets, including declines in the prices of our common stock due to the fact that current prices may reflect a market assumption that the merger will be completed;

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  having to pay certain significant costs, including possible termination fees, or any damages payable to the other party under the terms and conditions of the respective acquisition agreement; and

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  the attention of our management will have been diverted to the Acquisitions rather than to our own operations and pursuit of other opportunities that could have been beneficial to us.

We may encounter unforeseen challenges with respect to the Odeon Acquisition.

        The success of the Odeon Acquisition is dependent upon our ability to operate a business in markets where we have limited experience and many items out of our control including: the United Kingdom's exit from the European Union, obtaining regulatory approval, including the risk that any approval may be on terms or subject to conditions that are not anticipated and other business effects including the effects of industry, market, economic, political or regulatory conditions and future exchange or interest rates.

In connection with the Acquisitions, we will assume potential liabilities relating to Carmike's and Odeon/UCI's businesses.

        In connection with the Acquisitions, we will have assumed potential liabilities relating to Carmike's and Odeon/UCI's business, both civil liabilities and criminal liabilities, including any liabilities associated with sanctions and corruption risks arising under the Office of Foreign Assets Control, U.S. Department of Treasury ("OFAC"), the Foreign Corrupt Practices Act ("FCPA") and the U.K. Bribery Act ("Bribery Act"), respectively in relation to commercial dealings. To the extent we have not identified such liabilities or miscalculated their potential financial impact, these liabilities could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

Following the Acquisitions, our business will be subject to international economic, political and other risks that could negatively affect our business, results of operations and financial condition.

        The Odeon Acquisition will result in a significant portion of our revenue being derived from countries outside the United States. We anticipate that revenues from international operations will grow in the future. Accordingly, our business is subject to risks associated with doing business internationally, including:

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  difficulties and costs of staffing and managing international operations among diverse geographies, languages and cultures;

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  the impact of regional or country-specific business cycles and economic instability;

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  fluctuations in foreign currency exchange rates;

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  increased foreign exchange fees and other bank charges as a result of increased fund transfers to finance foreign operations;

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  exposure to anti-corruption laws, including the FCPA and the Bribery Act, and export-control regulations and economic sanctions regulations, including those promulgated by OFAC;

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  exposure to local economic conditions and local laws and regulations;

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  exposure to local labor laws;

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  limited borrowing capabilities relating to activities in non-U.S. countries;

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  economic and/or credit conditions abroad;

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  potential adverse changes in the political and/or economic stability of foreign countries or in their diplomatic relations with the United States;

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  restrictions on the withdrawal of foreign investment and earnings;

  •
  government policies against businesses owned by foreigners;

  •
  investment restrictions or requirements;

  •
  diminished ability to legally enforce our contractual rights in foreign countries;

  •
  difficulty in protecting our brand, reputation and intellectual property;

  •
  restrictions on the ability to obtain or retain licenses required for operation;

  •
  foreign exchange restrictions;

  •
  adverse changes in regulatory or tax requirements;

  •
  restrictions on foreign ownership of subsidiaries;

  •
  multijurisdictional data protection and privacy laws, including restrictions on personally identifiable information outside of a jurisdiction; and

  •
  tariffs and other trade barriers.

        If we are unable to manage the complexity of our global operations successfully, it could have a material adverse effect on our business, financial condition and results of operations.

 CAPITALIZATION

        The following table sets forth the cash and cash equivalents and capitalization of AMC as of June 30, 2016 (i) on an actual basis, (ii) on a pro forma basis after giving effect to the Odeon Acquisition only and the related financing, (iii) on an as adjusted basis after giving effect to the Carmike Acquisition only and the related financing transactions and (iv) on a pro forma as adjusted basis to give effect the Transactions. The information in this table should be read in conjunction with:

  •
  the sources and uses described above,

  •
  the historical financial statements of AMC and the respective accompanying notes thereto in the 2015 Form 10-K and the June 30, 2016 10-Q,

  •
  the historical financial statements of Odeon/UCI and the accompanying notes thereto,

  •
  the historical financial statements of Carmike and the respective accompanying notes thereto in Carmike's Form 10-K for the year ended December 31, 2015 and Carmike's Form 10-Q for the quarter ended June 30, 2016, and

  •
  the unaudited pro forma financial statement prepared in connection with the Odeon Acquisition.

	As of June 30, 2016
	AMC Historical	Pro Forma for the Odeon Acquisition Only(1)	As Adjusted for the Carmike Acquisition Only(2)	Pro Forma As Adjusted for the Transactions(3)
	(in thousands)
Cash and cash equivalents	$93,316	$354,707	$201,860	$158,319

Short-term debt(4)	$19,196	$39,799	$31,642	$52,245
Long-term debt:
Senior secured credit facilities:
Revolving Credit Facility due 2020(5)	—	—	—	—
Term loan due 2022 (par value $876,222 including $8,806 included in short-term debt above)	861,230	861,230	861,230	861,230
New Term Loans	—	488,750	150,000	488,750
Committed Credit Facilities(5)	—	—	—	350,000
New Odeon Revolver(6)	—	—	—	—
Carmike Notes(7)	—	—	230,000	230,000
AMC capital and financing lease obligations	88,664	88,664	88,664	88,664
Odeon capital and financing lease obligations	—	290,449	—	290,449
Carmike capital and financing lease obligations	—	—	224,968	224,698
Sterling Notes (par value £300,000,000)	—	383,356	—	383,356
Dollar Notes (par value $535,000,000)	—	516,725	516,725	516,725
Notes due 2025 (par value $600,000,000)	589,810	589,810	589,810	589,810
Notes due 2022 (par value $375,000,000)	369,569	369,569	369,569	369,569
5.00% Promissory note payable to NCM due 2019	4,166	4,166	4,166	4,166

Total debt	$1,932,635	$3,632,518	$3,066,774	$4,449,662
Class A Common Stock (temporary equity) ($0.01 par value, 140,014 issued)	1,080	1,080	1,080	1,080
Stockholder's equity:
Class A Common Stock ($0.01 par value, 21,510,287 shares issued)	215	215	215	215
Class B Common Stock ($0.01 par value, 75,826,927 shares issued)	758	758	758	758
Additional paid-in capital	1,185,539	1,185,539	1,185,539	1,185,539
Additional paid-in capital relating to Odeon Acquisition	—	166,000	—	166,000
Additional paid-in capital relating to Carmike Acquisition	—	—	259,000	259,000
Treasury Stock (36,769 shares at cost)	(680)	(680)	(680)	(680)
Accumulated other comprehensive loss	1,596	1,596	1,596	1,596
Accumulated earnings	365,418	345,461	365,418	345,461

Total stockholder's equity	1,552,846	1,698,889	1,811,846	1,957,889

Total capitalization	$3,486,561	$5,332,487	$4,879,700	$6,408,631

(1)
Assumes only the Odeon Acquisition is completed. For purposes of the pro forma financial information included herein, certain foreign currency amounts have been converted to U.S. dollars based on exchange rates at June 30, 2016, which differ significantly from the rates in effect on October 19, 2016.

(2)
Assumes only the Carmike Acquisition is completed and that as a result all of the proceeds of the Dollar Notes offered hereby and $150 million of the proceeds of the New Term Loans would be used to finance in part the Carmike Acquisition, in lieu of other Committed Credit Facilities.

(3)
Assumes both Acquisitions are completed.

(4)
AMC Historical includes current maturities of corporate borrowing and capital and financing lease obligations ($8.8 million par value of the Term Loan due 2022, $8.9 million of capital and financing lease obligations and $1.4 million of the promissory note payable to NCM). Pro Forma for the Odeon Acquisition Only, As Adjusted for the Carmike Acquisition Only and Pro Forma As Adjusted for the Transactions include the items included in AMC Historical and current maturities of capital and financing lease obligations of Odeon/UCI and Carmike, as applicable.

(5)
We may use other financing sources, which may include a combination of additional debt or equity financing and the proceeds of asset sales in lieu of drawing upon the committed credit facilities.

(6)
The aggregate revolving loan commitment under our senior secured facility is $150.0 million, of which $137.4 million was available for borrowing as of June 30, 2016. Concurrently with the closing of the Odeon Acquisition, Odeon/UCI intends to enter into a revolving credit facility with an aggregate loan commitment of £90.0 million ($110.6 million).

(7)
The Carmike Notes will not be guaranteed by AMC or any of the guarantors of the existing senior subordinated notes, the Dollar Notes or the Sterling Notes or our senior secured credit facility. Neither Carmike and its subsidiaries nor Odeon and its subsidiaries will provide a guarantee of the existing senior subordinated notes, the Dollar Notes or the Sterling Notes or our senior secured credit facility.

 BUSINESS OF ODEON/UCI AND CARMIKE

The Odeon Acquisition

        On July 12, 2016 we entered into the Odeon Share Purchase Agreement to acquire the film exhibition business of Odeon/UCI for total consideration of (i) cash in the amount of GBP £375.0 million ($460.8 million), shares of AMC Class A common stock valued at GBP £125.0 million ($153.6 million) and the assumption of indebtedness of approximately GBP £470.8 million ($578.6 million) as of June 30, 2016. Odeon/UCI is a leading European cinema operator with 242 cinemas and 2,236 screens. Odeon/UCI operates in four major markets: the United Kingdom, Spain, Italy and Germany; and three smaller markets: Austria, Portugal, and Ireland. For the year ended December 31, 2015 and six months ended June 30, 2016, Odeon/UCI had revenues of $1,141,965,000 and $526,198,000, respectively (based on an average GBP/USD exchange rate of 1.5284 for the twelve months ended December 31, 2015 and 1.4326 for the six months ended June 30, 2016, respectively). The closing of the Odeon Share Purchase Agreement is subject to clearance by the European Commission.

  Summary of Odeon/UCI Business

        Odeon/UCI is the largest cinema operator in Europe with 242 theatres and 2,236 screens across seven countries as of June 30, 2016 and the largest cinema operator in the world outside the Americas. Year to date, August 31, 2016, Odeon/UCI held a 20% market share in Odeon/UCI's operating territories. Odeon predominately licenses first-run films from distributors owned by major film production companies and from independent distributors. All of Odeon/UCI's cinemas offer digital projection systems and Odeon/UCI is Europe's second largest IMAX operator, and one of the largest 3D operators in Europe. Odeon/UCI also offers a range of food and beverage options with retail sales being the second largest source of revenue after box office admissions.

        Odeon/UCI operates cinema loyalty programs in each of its core national markets and has a valuable, growing online database of customer information. This database allows Odeon/UCI to target promotions and programs to better meet its customers' needs. In addition, Odeon/UCI consistently achieves some of the highest cinema customer satisfaction scores in its core markets. Since 2004, Odeon/UCI has pursued a strategy of consolidation, acquiring over 950 screens. Additionally Odeon/UCI has recently invested in the quality of its circuit, made improvements in its digital offering and launched a number of other initiatives, including a brand refresh in the United Kingdom and the introduction of in-screen dining.

        Admission tickets represent Odeon/UCI's largest source of revenue. For the year ended December 31, 2015 box office admissions totaled £501 million ($765 million), or approximately 67% of Odeon/UCI's total revenues. Odeon/UCI also generates revenue from screen advertising sales and other revenue streams, such as screen letting, sales of merchandise, included 3D glasses, sub-letting retail space, booking fees and games located in some of their cinemas. Odeon/UCI's attendance was approximately 89 million for the year ended December 31, 2015 and increased to approximately 90 million for the twelve months ended June 30, 2016. As compared to the twelve months ended June 30, 2015, Odeon/UCI's attendance, revenue and Adjusted EBITDA have increased by 7.8%, 11.2% and 25.5%, respectively, for the twelve months ended June 30, 2016. Year to date, August 31, 2016, Odeon/UCI's average ticket price was $7.73 and food and beverage per patron was $2.90.

        Odeon/UCI's has long-term retail contracts with leading suppliers such as Coca-Cola and Pepsi, as well as major brand retail franchises. Odeon/UCI is one of the largest franchisees of the premium coffee shop chain Costa Coffee, and IMAX selected Odeon/UCI as one of their preferred partners for the implementation of their proprietary large screen format. Film studio partners also see Odeon/UCI as an attractive partner for distribution of films, which, for example, enables Odeon/UCI to negotiate preferential digital roll-out agreements directly with the large Hollywood film distributors.

        As of December 31, 2015, Odeon/UCI had approximately 9,288 employees. Odeon/UCI cinema level personnel complete formal training programs to maximize both customer service and efficiency of operations.

        While U.S. theatre attendance has shown a CAGR of approximately a 1.1% decline between 2012 and 2015, European theatre attendance increased over the same time period with a CAGR in excess of 1.0%, and continued growth expected for the 2016 to 2019 period. Despite the growth in attendance key European theatre metrics have lagged the United States. For example, in the U.S. the average person visits a movie theatre 3.8 times annually. However, in Odeon/UCI's operating territories, the average person attends a movie only 2.0 times per year. Additionally, the typical U.S. resident spends $32 annually at the movies, compared to an average of approximately $17 for residents in the UK, Spain, Italy and Germany.

The Carmike Acquisition

        On July 24, 2016, we entered into the Carmike Merger Agreement with Carmike and Congress Merger Subsidiary, Inc. as a result of which Carmike will be acquired by us.

        Carmike Cinemas, Inc., a Delaware corporation, is a U.S. leader in digital cinema, 3-D cinema deployments and alternative programming and is one of the nation's largest motion picture exhibitors. As of June 30, 2016, Carmike had 273 theatres with 2,938 screens in 41 states. The circuit includes 55 premium large format (PLF) auditoriums featuring state-of-the-art technology and luxurious seating, including 32 "BigDs," 21 IMAX auditoriums and two MuviXL screens. As "America's Hometown Theatre Chain" Carmike's primary focus is mid-sized communities.

        The Carmike Merger Agreement replaced in its entirety an Agreement and Plan of Merger among the parties dated March 3, 2016. If the Carmike Merger Agreement is approved and adopted by the Carmike stockholders and the other conditions to completion of the merger are satisfied or waived, Merger Sub will merge with and into Carmike with Carmike continuing as the surviving corporation and a wholly owned subsidiary of us.

        The Carmike Merger Agreement provides that each outstanding share of Carmike common stock (except for certain excluded shares) will be converted into the right to receive $33.06 in cash without interest or 1.0819 shares of our Class A common stock. Each Carmike stockholder will have an opportunity to make an election to receive the cash consideration or to receive the stock consideration for each share of Carmike common stock they own. This election is subject to proration so that 70% of the total issued and outstanding shares of Carmike common stock will be converted into the right to receive the cash consideration and 30% will be converted into the right to receive the stock consideration.

  Summary of Carmike Business

        Carmike is one of the largest motion picture exhibitors in the United States and as of December 31, 2015, Carmike owned, operated or had an interest in 275 theatres with 2,938 screens located in 41 states. All of Carmike's theatres are equipped to provide digital cinema as of December 31, 2015. In addition, Carmike had 258 theatres (94% of Carmike's theatres) with 1,088 screens (37% of Carmike's screens) equipped for 3-D as of December 31, 2015.

        Carmike targets mid-size non-urban markets with the belief that they provide a number of operating benefits, including lower operating costs and fewer alternative forms of entertainment. From time to time, Carmike converts weaker performing theatres to discount theatres for the exhibition of films that have previously been shown on a first-run basis. At December 31, 2015, Carmike operated 15 theatres with 108 screens as discount theatres.

        The majority of Carmike's revenues comes from the sale of movie tickets. For the year ended December 31, 2015 box office admissions totaled $490.0 million, or approximately 60.9% of Carmike's total revenues. At December 31, 2015, of Carmike's 275 theatres, 260 showed "first-run" films, which Carmike licenses from distributors owned by the major studios, as well as from independent distributors, including four which exhibited first-run films at a reduced admission price, and the remaining 15 of Carmike's theatres featured films at a discount price.

        Most of the tickets Carmike sells are sold at its theatre box offices immediately before the start of a film. Patrons can also buy tickets in advance on the Internet for Carmike theatres. These alternate sales methods do not currently represent a meaningful portion of Carmike's revenues, nor are they expected to in the near term.

        Concession and other revenues totaled $314.4 million, or approximately 39.1% of Carmike's total revenues for the year ended December 31, 2015. The majority of Carmike's theatres serve a limited menu of higher margin items such as popcorn, flavored popcorn, candy, cotton candy, bottled water and soft drinks. However, Carmike has recently introduced expanded menus in certain locations which include the sale of hot foods such as pizza, chicken fingers, nachos, burgers, hot dogs and french fries as well as frozen drinks and alcoholic beverages. In addition, in several markets, Carmike offers coffee, ice cream and pretzels.

        During 2015, Carmike completed the conversion of three theatres to our in-theatre dining concept. These theatres feature a casual in-theatre dining and movie-going experience for the entire family. In addition to push-button service, these theatres allow patrons to enjoy a wide array of food and beverage options while enjoying a movie in premium seats. Carmike believes that a single theatre and dining destination provides its patrons with a more convenient and affordable entertainment experience which can lead to increased visits. Revenues generated from the operation of these dining concepts during 2015 were not significant to Carmike's consolidated statements of operations.

        As of December 31, 2015, Carmike had approximately 8,500 employees, none of whom were covered by collective bargaining agreements and approximately 7,200 of whom were part-time. As of December 31, 2015, approximately 33% of Carmike's hourly employees were paid at the federal minimum wage and accordingly, the minimum wage largely determines labor costs for those employees.

QuickLinks

  Exhibit 99.2
SUMMARY
Our Company
The Transactions
Our Strategy
Our Competitive Strengths
The Industry
Risks Related to Odeon/UCI
Risks Related to the Acquisitions
CAPITALIZATION
BUSINESS OF ODEON/UCI AND CARMIKE